March 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Levi Strauss & Co.

Registration Statement on Form S-1 (File No. 333-229630)

Attention:	Ruairi Regan
Pam Howell

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 11, 2019 and the date hereof, approximately 5,212 copies of the Preliminary Prospectus, dated March 11, 2019, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on March 20, 2019, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

As Representatives of the

Prospective Underwriters

GOLDMAN SACHS & CO. LLC

/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

J.P. MORGAN SECURITIES LLC

/s/ Brittany Collier
Name: Brittany Collier
Title: Executive Director